UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40649

REE Automotive Ltd.

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 23, 2022, REE Automotive Ltd., a company limited by shares, incorporated under the laws of the State of Israel (the “Company”), issued a press release announcing the results of the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding (i) public warrants to purchase Class A ordinary shares of the Company, without par value (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “REEAW” (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.20 Class A ordinary shares, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer and the Company’s accompanying solicitation of consents (the “Consent Solicitation”) from holders of the warrants (the “Warrantholders”) to amend the warrant agreement governing the warrants (the “Warrant Amendment”), which Warrant Amendment would permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 Class ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.

In connection with the Consent Solicitation, the Company received the approval of parties representing approximately 84% of the outstanding public warrants and approximately 82% of the outstanding private placement warrants to enter into the Warrant Amendment, which exceeds the threshold of 50% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment.

In connection with the Consent Solicitation for the private placement warrants, the Company has agreed to indemnify the holders of such warrants, including entities affiliated with 10X Capital SPAC Sponsor I LLC, the sponsor of 10X Capital Venture Acquisition Corp. and an affiliate of one of the directors of the Company, in the event that they become subject to withholding tax under Israeli law in connection with their participation in the Offer and Consent Solicitation.  The private placement warrants are not included in the tax ruling that the Company previously disclosed that it sought, and expects to receive, from the Israeli Tax Authority (“ITA”) and, unlike the public warrants, will need to seek withholding tax exemptions directly from the ITA.  While the Company currently expects such exemptions to be available, the indemnification arrangement is intended to put the holders of private placements warrants in the same position as the holders of public warrants with respect to exposure to Israeli withholding tax.  The Company has assessed that the potential exposure to the Company is not material. Pursuant to the Israeli Companies Law 5759-1999, such an arrangement with an affiliate of one of the directors of the Company may be considered a related party transaction. Therefore, the indemnification arrangement is subject to the approvals of the Company’s audit committee and its board of directors.

Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated September 23, 2022, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.18 Class A ordinary shares per warrant (the “Post-Offer Exchange”). The Company has proposed the date for the Post-Offer Exchange to be settled on or about October 10, 2022.

The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on August 25, 2022, was declared effective on September 21, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, by and between the Company and Continental Stock Transfer & Trust Company, dated as of September 23, 2022.
99.1	Press Release, dated September 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: September 23, 2022	By:	/s/ David Goldberg
Name: David Goldberg
Title: Chief Financial Officer

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